

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

February 1, 2010

Mr. Garry Unger
President and Chief Executive Officer
1st Home Buy & Sell Ltd.
5315 East 93 Street
Tulsa, OK 74137

**Re: 1st Home Buy & Sell Ltd.
Schedule 14C
Filed December 14, 2009
File No. 0-52936**

Dear Mr. Unger:

We have reviewed your response letter dated January 26, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C filed December 14, 2009

Security Ownership of Certain Beneficial Owners and Management, page 4

1. We have reviewed your response to our prior comment 1 from our letter dated December 30, 2009 and we reissue the comment in part. We note that Raydor International Services Ltd. is listed as the owner of 9,773,400 shares in the beneficial ownership table on page 4 of the Schedule 14C. We refer to the 10-K/A filed on January 13, 2010 and note that Mardan Consulting Inc. is listed as the owner of 9,773,400 shares of common stock. We note that Raydor International Services Ltd. has not filed a beneficial ownership report under Section 13(d) or Section 16(a) of the Exchange Act indicating that it has acquired

these shares from Mardan Consulting Inc. Please confirm for us who is the owner of the shares as of the record date for the Schedule 14C.

Proposal to Change the Name of the Company, page 4

2.   We have reviewed your response to our prior comment 2 from our letter dated December 30, 2009. Please file an amended Schedule 14C to include the reason you are seeking to change the company's name.

Form 10-K/A filed January 13, 2010

3.   We note that you have omitted filing the certifications required by Item 601(b)(31) of Regulation S-K. Please note that you are required to file these certifications with each amendment to your annual report on Form 10-K. Please refer to Exchange Act Rules Compliance and Disclosure Interpretation 161.01.

# # # #

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 if you have questions regarding these comments or me with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Luis Carillo, Esq.
       Via facsimile (619) 330-1888